[MORGAN STANLEY LOGO]	1585 Broadway New York, New York 10036

February 20, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Tactical Income Fund Inc.

Form N-2 Registration Statement No. 333-175832

Investment Company Act File No. 811-22591

Dear Commissioners:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on July 27, 2011 and the Preliminary Prospectus filed on January 24, 2013, began on January 24, 2013 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 25, 2013, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 65,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on February 25, 2013 or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. LLC

On behalf of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Jon Zimmerman
Vice President